HAWAIIAN HOLDINGS, INC.

August 9, 2007

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:          Hawaiian Holdings, Inc.

Form 10-K for the year ended December 31, 2006

Filed March 16, 2007

File No. 001-31443

Dear Ms. Cvrkel:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated July 26, 2007 with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.  The Staff’s comments from the July 26, 2007 letter are reproduced below in bold-faced text followed by the Company’s respective response.  A courtesy copy of the filing has been forwarded to Ms. Claire Erlanger via facsimile transmission at the number listed above.  References herein to “Hawaiian” refer to Hawaiian Airlines, Inc., a wholly owned subsidiary of the Company.

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 42

1.     In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instruction 1 to paragraph 303(a) of regulation S-K.

The Company acknowledges the Staff’s comment.  In future filings, beginning with the Form 10-K for the year ending December 31, 2007, the Company will revise its liquidity discussion to consider all information from the three-year period covered by the financial statements necessary to enhance the reader’s understanding.

MD&A – Contractual Obligations, page 46

2.     Reference is made to the disclosure in note 3 where you assumed no amounts in the table for escalations in rents that are contingent in nature.  As operating leases is the company’s most significant obligation and represent approximately 65% of total obligations, we believe you should expand the note to describe the nature of the contingent payments (i.e. escalation of rents, etc.) including how such payments are determined under your lease agreements.  Although the amounts are not a fixed, but a variable, contractual obligation, please also include disclosure in the note of the potential magnitude of these contingent estimated payments (including a range, if appropriate) under your operating lease agreements currently in place.

The Company acknowledges the Staff’s comment.  During the year ended December 31, 2006, the amount of rent escalation that is contingent in nature was not significant.  In future filings, beginning with the Form 10-K for the year ending December 31, 2007, the Company will expand the note to the Contractual Obligations table within Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a statement that contingent payments have historically been, and are expected to be, insignificant in future periods.

Consolidated Statements of Operations, page 58

3.     We note that your statement of operations includes $3.8 million of non-operating income characterized as “capitalized income.”  Please explain to us the nature of this income and why you believe it is appropriate to recognize the amount as non-operating income on the face of the statement of operations.  In addition, please include an accounting policy describing the recognition and measurement of capitalized interest in future filings.

The capitalized interest of $3.8 million represents actual interest incurred on our outstanding debt related to the acquisition of four used Boeing 767-300 aircraft in March 2006 which were modified and placed into service in late 2006 and early 2007.  We calculated and recorded the capitalized interest cost in accordance with Statement of Financial Accounting Standard (SFAS) No. 34, Capitalization of Interest Cost.

Effective June 2007, we are no longer capitalizing significant interest for these Boeing 767-300 aircraft due to the last of the four used aircraft being placed into service in May 2007.  If the amount of capitalized interest becomes material or significant in future periods, we will include an accounting policy describing the recognition and measurement in future filings.

Consolidated Statements of Cash Flows, page 61

4.     We note your presentation of “net sales (purchases) of short-term investments” as an investing activity on the statement of cash flows.  In light of your disclosure in Note 5 that all short-term investments are classified as available-for-sale, please separate transactions (i.e., on gross basis) on the face of the statement of cash flows.  See paragraph 18 of SFAS No. 115.

The Company acknowledges the Staff’s comment and will revise its presentation to separately disclose the gross purchases and gross sales of short-term investments as investing activities in the statement of cash flows in future filings, beginning with its Form 10-Q for the quarter ended June 30, 2007.

Notes to the Financial Statements

General

5.     We note that the balance of the accounts receivable as of December 31, 2006 is $39.3 million.  In light of the significance of this balance to total current assets, please revise future filings to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms).  See paragraphs 13a-c of SOP 01-6.

The Company acknowledges the Staff’s comment.  As noted on the face of the Consolidated Balance Sheet and in Schedule II of the Company’s Form 10-K for the year ended December 31, 2006, the allowance for doubtful accounts as of December 31, 2006 was $498,000, or 1.25% of gross outstanding accounts receivable.  If the allowance for doubtful accounts becomes material or significant in future periods, the Company will include a description of its accounting policy and methodology used to estimate the allowance for doubtful accounts, its policy for charging off uncollectible trade receivables and its policy for determining past due or delinquent receivables.

Note 3. Frequent Flyer Program, page 68

6.     Please expand the significant accounting policy for the frequent flyer liability to specifically state that no material change in estimate occurred during the financial statement period under the program or disclose the nature and effect of any material changes in estimates that were recognized during the financial statement period under the guidance in paragraph 22 of SFAS No. 154.  With respect to the January 2006 amendment to the HawaiianMiles program to allow members increased flexibility in redeeming mileage credits as discussed in the Business section (page 7), please tell us and disclose whether this specific change in program terms materially changed the liability and its estimates thereto.

The Company acknowledges the Staff’s comment and will expand its significant accounting policy for the frequent flyer liability to either specifically state that there were no material changes in the estimates during the financial statement period or will disclose the nature and effect of any material changes in the estimates that were recognized during the financial statement period.  The Company will reflect this change in future filings, beginning with the Form 10-K for the year ending December 31, 2007, or in an earlier filing if a material change in estimate is made.

The January 2006 amendments to the HawaiianMiles program included a three-tier award structure and one-way travel availability to members.   These changes did not have a material impact on the frequent flyer liability and the estimates recognized during the year ended December 31, 2006.

Note 5. Financial Instruments and Fuel Risk Management, page 73

7.     Reference is made to your short term investments under Financial Instruments.  We note that your short term investments as of December 31, 2005 were previously classified within cash equivalents and your disclosure of the nature and impact from changing your prior financial statement presentation in the consolidated balance sheet and statement of cash flows to now include these assets within a short term investment category.  Although these changes in the consolidated balance sheet and statement of cash flows may be understandable to a reader of your consolidated financial statements, please note that it is not appropriate to categorize the change as a reclassification if previously items classified in cash equivalents did not meet its definition in accordance with paragraph 8 of SFAS No. 95, as the investments did not have a original maturity date of three months or less.  It appears that your short term investments did not meet this definition as provided in your contractual maturity table for these assets.  Furthermore, the change in prior treatment of an inappropriate presentation within the consolidated statement of cash flows also represents a misapplication of SFAS No. 95.  As such, the revisions from an unacceptable (not an alternative acceptable) GAAP presentation represents a correction of an accounting error that would require restatement, and not solely a reclassification, of amounts in the consolidated financial statements in accordance with the guidance in paragraph 26 of SFAS No. 154 and the Statement of Auditing Standards (Section 420).  Please confirm compliance with future accounting in this matter.

The Company acknowledges and agrees with the Staff’s comment and will comply with SFAS No. 154, Accounting Changes and Error Corrections, and the Statement of Auditing Standards (Section 420) in future matters.

Note 6. Debt and Common Stock Warrant, page 76

8.     We note your disclosure that in connection with the amendment of Term B Credit Facility, you issued warrants to the Term B Credit Facility lenders and another party to acquire 4,050,000 shares of common stock.  Please tell us, and disclose in future filings, the initial terms of the warrants and how you accounted for the issuance of these warrants.  Also, in future filings, please include a table showing the activity of the outstanding warrants during each period for which a balance sheet is presented.  See Rule 4-08(i) of Regulation SX.

In connection with the amendment of the Term B facility in March 2006, the Company issued warrants to the Term B Credit Facility lenders and another party to acquire 4,050,000 shares of its common stock (Term B Warrants).  As discussed in our Critical Accounting Policies, Embedded financial instruments, included in Form 10-K for the year ended December 31, 2006, we accounted for the issuance of the Term B warrants in accordance with Accounting Principles Board (APB) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (APB 14), where the portion of the proceeds allocable to the warrants is treated as additional paid-in-capital and recorded in equity.  The allocation between the debt and the warrants were based on the relative fair values of the two securities at time of issuance. The resulting debt discount is amortized using the effective interest rate method to interest expense over the term of the Term B Credit Facility.

As more fully discussed in Note 6, on July 11, 2006 and in connection with Hawaiian’s $10 million prepayment of the Term B Credit Facility, Term B warrants to acquire 500,000 shares of the Company’s common stock expired pursuant to their terms.  The remaining Term B Warrants to acquire approximately 3.55 million shares of the Company’s common stock are exercisable for a period of three years from the date of issuance, have an exercise price of $5.00 per share, and contain a feature whereby the Company can force the exercise of the Term B Warrants at anytime after the closing price of the Company’s common stock is at or above $9.00 per share for 30 consecutive calendar days.

As warrant exercise prices are greater than the average market price of the common shares, there has been no warrant activity since the second quarter of 2006.  However, should the level of activity increase, in addition to the disclosures in the Consolidated Statements of Shareholders’ Equity (Deficiency), the Company will include a table of warrant activity in future filings for each period in which a balance sheet is presented, beginning with the Form 10-K for the year ending December 31, 2007.

9.     We note that your table presenting the maturities of long-term debt over the next five years includes amounts which total approximately $189 million.  In future filings, please revise to ensure that the amounts in this table present all amounts included in the total long-term debt outstanding as presented on the face of the balance sheet and in the detail table at the beginning of Note 6.

The Company has disclosed the maturities of its long-term debt over the five years following the date of the balance sheet in accordance with SFAS No. 47 Disclosure of Long-Term Obligations.  The difference between the sum of the maturities of long-term debt over the next five years totaling approximately $189 million and the total long-term debt outstanding included on the face of the balance sheet is due to maturities of the long-term debt in years subsequent to 2011.

Note 7. Leases, page 79

10.  We note your disclosure that losses due to redemption, prepayment, extinguishing and modification of long-term debt and lease agreements includes a net expense of $2.7 million to write-off lease-related intangible assets and unfavorable lease liabilities related to the terminated and modified leases that had been previously recorded.  It appears this $2.7 million portion of the losses should be included in “operating income (loss),” rather than in non-operating income (expense).  Please revise future filings accordingly.  See the analogous guidance in Note 68 of SAB 104 (Topic 13) and paragraph 25 of SFAS No. 144.

Prior to 2005, Hawaiian entered into lease agreements for seven new Boeing 767-300ER aircraft and three spare engines.  The first three aircraft were delivered in the fourth quarter of 2001, under 15-year lease terms, and the next four aircraft were delivered in 2002 under 18-year lease terms.  All executed lease arrangements were accounted for as operating leases under SFAS No. 13.

In March 2003, Hawaiian filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.  In May of the same year, Hawaiian reached an agreement with the lessor to amend the leases on seven aircraft.  The amended leases included escalating rent payments, and early lease termination options by the lessor, beginning in March 2007.

On June 2, 2005, Hawaiian reorganized and emerged from Chapter 11 bankruptcy.  The transaction was accounted for under the purchase method of accounting in accordance with SFAS 141, Business Combinations.  Upon emergence, the Company recorded Hawaiian’s assets and liabilities at their fair value as of June 2, 2005. The Company completed a third-party valuation of the aircraft and spare engine leases, and it was determined, under the existing terms of the operating leases, that the three 2001 aircraft leases and three spare engines were deemed favorable lease arrangements.  An intangible asset was recorded for the favorable leases, which was being amortized over the life of the leases.

In December 2006, in an effort to eliminate the business risk from the adverse affect to operations of the potential exercise by the lessor of its early termination rights and the uncertainty over Hawaiian’s B767 long-haul fleet, three of the original 2001 aircraft were purchased by Hawaiian.  The purchase price for each of the three aircraft was $50,250,000, the fair value as of purchase date, as negotiated by the parties.

The favorable aircraft lease intangible asset recorded upon Hawaiian’s emergence from bankruptcy on June 2, 2005 had an unamortized debit balance of $2.8 million as of the purchase date.  This balance was written off to non-operating expense as of the purchase date as the lease arrangement and/or terms generating the original fair value adjustments (the intangible assets and liabilities) on June 2, 2005 was eliminated with the acquisition of the aircraft.  The Company believed the write-off of the net intangible balance was required and appropriate under the standards, as no existing guidance could be identified to justify the capitalization of the $2.8 million intangible asset as part of the aircraft acquisition.  The Company believed the classification as a non-operating expense was reasonable due to the following:

1.     The subject aircraft never left the operations of Hawaiian, and the $2.8 million charge was unrelated to the operation of the aircraft (e.g. the favorable lease intangible was related to rentals that never were incurred).

2.     The aircraft purchase was at fair value, and as a result the future periods will be properly impacted by the fair value cost of the aircraft.  Including the remaining unfavorable lease cost in operations would have inappropriately resulted in operations being further impacted by more than the fair value of the aircraft.

Further, we note that although SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, is clear on the classification of impairment charges, no specific guidance is provided in SFAS No. 142, Goodwill and Other Intangible Assets, with respect to classification of related charges for intangible assets.  Based on the absence of specific guidance, the charges being unrelated to ongoing operations, and the fact that our disclosure was clear as to the nature of the item, we believe the classification as a non-operation charge was not unreasonable.

Note 10. Capital Stock, Stock Compensation and Stock Option Plans, page 88

Stock Bonus Plan, page 92

11.  We note your disclosure that you distributed 275,000 and 608,000 shares on February 14, 2006 and May 1, 2006, respectively and recognized approximately $2.6 million and $4.0 million of compensation expense for the years ended December 31, 2006 and 2005, respectively, related to the stock bonus plans.  Please tell us, and disclose in future filings, how you determined the amount of compensation expense recorded in each of the years ended December 31, 2006 and 2005.

The Company acknowledges the Staff’s comment.  Under the Hawaiian Airlines, Inc. Stock Bonus Plan (Stock Bonus Plan), which became effective June 2, 2005, the Company granted 1.5 million shares of the Company’s stock to all eligible employees.  Each eligible full-time employee received 100 immediately vested shares deposited in their 401(k) account (part-time eligible employees were to receive 50 immediately vested shares), subject to applicable legal limitations.  Remaining shares were distributed in two distributions on May 1, 2006 and May 1, 2007.  The allocation of the May 1, 2006 and May 1, 2007 distributions were based on the employee’s pro rata share of W-2 wages for the tax year preceding the year of each distribution.

During the year ended December 31, 2005, the Company recorded compensation expense of $4.0 million in accordance with APB Opinion 25 (APB 25), whereby compensation expense is being recognized over the service period based on the fair value of the Company’s stock at the measurement date, which under APB 25, was generally the vesting date of the stock.  For the year ended December 31, 2006, the Company recorded $2.6 million of compensation expense related to the May 1, 2007 distribution of 617,186 shares in accordance with SFAS 123R, Accounting for Stock-Based Compensation, which the Company adopted effective January 1, 2006.  In accordance with SFAS 123R, compensation expense for the May 1, 2007 distribution is being recognized over the service period (January 1, 2006 through April 31, 2007) based on the fair value of the Company’s stock at the grant date.

The Company will revise future filings, beginning with its Form 10-K for the year ending December 31, 2007.

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Closing Comments

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.     The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.     The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram
Chief Financial Officer
Hawaiian Holdings, Inc.

cc:	Gregory S. Anderson, Audit Committee Chairman
Richard Goldberg, Dechert LLP
Dave Dickson, Ernst & Young LLP